Exhibit 99.1

SPI Energy Launches New Electric Vehicle Company Subsidiary

SANTA CLARA, California, September 23, 2020 (GLOBE NEWSWIRE) -- SPI Energy Co., Ltd.("SPI Energy" or the "Company") (NASDAQ: SPI), a global provider of photovoltaic (“PV”) solutions for business, residential, government and utility customers and investors, today announced the launch of EdisonFuture, Inc., a wholly owned subsidiary of SPI Energy, to design and develop electric vehicles (“EV”) and EV charging solutions.

Mr. Xiaofeng Peng, Chief Executive Officer of SPI Energy, commented, “This is an important milestone for SPI Energy. As Tesla has demonstrated, an end-to-end business model in the renewable energy space can generate significant value. With the addition of EV and EV charging segments to our diverse solar business, we are positioning SPI Energy for the future of renewable energy.”

EdisonFuture is based at Silicon Valley in Santa Clara, California and completements the Company’s current suite of PV solutions, including solar and battery storage technologies. EdisonFuture will focus on the design and development of new EV technologies and plans to partner with major manufacturers, as necessary.

Sales of EVs topped 2.1 million globally in2019, surpassing record sales in 2018. EVs, which accounted for 2.6% of global car sales and about 1% of global car stock in 2019, registered a 40% year-on-year increase.

The infrastructure for EV charging grew to 7.3million chargers globally in 2019. Publicly accessible chargers accounted for12% of global light-duty vehicle chargers in 2019, most of which are slow chargers. Globally, the number of publicly accessible chargers (slow and fast)increased by 60% in 2019 compared with the previous year, higher than the electric light-duty vehicle stock growth.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. (the “Company”) is a global provider of photovoltaic (“PV”) solutions for business, residential, government and utility customers and investors. The Company develops solar PV projects that are either sold to third party operators or owned and operated by the Company for selling of electricity to the grid in multiple countries in Asia, North America and Europe. The Company’s subsidiary in Australia primarily sells solar PV components to retail customers and solar project developers. The Company has its operating headquarter in Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia.

For inquiries, please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spigroups.com

Dave Gentry

RedChip Companies, Inc.

Phone:(407) 491-4498

dave@redchip.com